

Mail Stop 3561

March 1, 2018

Via E-mail
Mr. David K. Jones
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

      **Re:    Iconix Brand Group, Inc.**
            **Form 10-K for the Year Ended December 31, 2016**
            **Filed March 15, 2017**
            **File No. 001-10593**

Dear Mr. Jones:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/Craig Arakawa

               Craig Arakawa
               Accounting Branch Chief
               Office of Beverages, Apparel and Mining